UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )

Certara, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15687V109

(CUSIP Number)

Arsenal Capital Group LLC

100 Park Avenue

31st Floor

New York, NY 10017

Attention: Frank Scrudato

(212) 771-1717

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

December 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 15687V109

(1)	Names of reporting persons Arsenal Capital Partners III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,559,745
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,559,745

(11)	Aggregate amount beneficially owned by each reporting person 3,559,745
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.2% (1)
(14)	Type of reporting person (see instructions) PN

1.

Calculation is based upon 159,672,997 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2022, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q, filed on November 7, 2022.

CUSIP No.: 15687V109

(1)	Names of reporting persons Arsenal Capital Partners III-B LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 2,831,569
	(9)	Sole dispositive power
	(10)	Shared dispositive power 2,831,569

(11)	Aggregate amount beneficially owned by each reporting person 2,831,569
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.8% (1)
(14)	Type of reporting person (see instructions) PN

1.

Calculation is based upon 159,672,997 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2022, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q, filed on November 7, 2022.

CUSIP No.: 15687V109

(1)	Names of reporting persons Arsenal Saturn Holdings LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 29,954,521
	(9)	Sole dispositive power
	(10)	Shared dispositive power 29,954,521

(11)	Aggregate amount beneficially owned by each reporting person 29,954,521
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.8% (1)
(14)	Type of reporting person (see instructions) PN

1.

Calculation is based upon 159,672,997 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2022, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q, filed on November 7, 2022.

CUSIP No.: 15687V109

(1)	Names of reporting persons Arsenal Capital Investment VI LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 29,954,521
	(9)	Sole dispositive power
	(10)	Shared dispositive power 29,954,521

(11)	Aggregate amount beneficially owned by each reporting person 29,954,521
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.8% (1)
(14)	Type of reporting person (see instructions) PN

1.

Calculation is based upon 159,672,997 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2022, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q, filed on November 7, 2022.

CUSIP No.: 15687V109

(1)	Names of reporting persons Arsenal Capital Investment III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 6,391,314
	(9)	Sole dispositive power
	(10)	Shared dispositive power 6,391,314

(11)	Aggregate amount beneficially owned by each reporting person 6,391,314
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.0% (1)
(14)	Type of reporting person (see instructions) PN

1.

Calculation is based upon 159,672,997 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2022, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q, filed on November 7, 2022.

CUSIP No.: 15687V109

(1)	Names of reporting persons Terry M. Mullen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 36,345,835
	(9)	Sole dispositive power
	(10)	Shared dispositive power 36,345,835

(11)	Aggregate amount beneficially owned by each reporting person 36,345,835
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.8% (1)
(14)	Type of reporting person (see instructions) IN

1.

Calculation is based upon 159,672,997 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2022, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q, filed on November 7, 2022.

CUSIP No.: 15687V109

(1)	Names of reporting persons Jeffrey B. Kovach
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 36,345,835
	(9)	Sole dispositive power
	(10)	Shared dispositive power 36,345,835

(11)	Aggregate amount beneficially owned by each reporting person 36,345,835
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.8% (1)
(14)	Type of reporting person (see instructions) IN

1.

Calculation is based upon 159,672,997 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2022, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q, filed on November 7, 2022.

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is shares of common stock, par value $0.01 per share (“Common Stock”) of Certara, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 100 Overlook Center, Suite 101, Princeton, New Jersey 08540.

Item 2. Identity and Background.

(a) This Statement on Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Arsenal Capital Partners III LP, a Delaware limited partnership (“Partners III”), by virtue of its direct ownership of Common Stock; (ii) Arsenal Capital Partners III-B LP, a Delaware limited partnership (“Partners III-B”), by virtue of its direct ownership of Common Stock; (iii) Arsenal Saturn Holdings LP, a Delaware limited partnership (“Holdings LP”), by virtue of its direct ownership of Common Stock; (iv) Arsenal Capital Investment VI LP, a Delaware limited partnership (“Investment VI LP”), by virtue of it being the general partner of Holdings LP; (v) Arsenal Capital Investment III LP, a Delaware limited partnership (“Investment III LP”), by virtue of it being the general partner of Partners III and Partners III-B; and (vi) Terry M. Mullen and Jeffrey B. Kovach, each an individual and citizen of the United States, by virtue of them making up the investment committee that governs Investment VI LP and Investment III LP.

Each of Partners III, Partners III-B, Holdings LP, Investment VI LP, Investment III LP, Terry M. Mullen and Jeffrey B. Kovach are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 16, 2022, and attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The address of the principal business and principal office of each of the Reporting Persons is as follows: c/o Arsenal Capital Partners, 100 Park Avenue, 31st Floor, New York, NY 10017.

(c) Each of the Reporting Persons is principally engaged in the business of investment in securities.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Partners III, Partners III-B, Holdings LP, Investment VI LP, Investment III LP and Group LLC are organized under the laws of the State of Delaware. Terry M. Mullen and Jeffrey B. Kovach are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The purchase described in Item 4 was funded partially through a temporary line of credit with BMO Harris Bank in the normal course of business, which will be repaid with the proceeds from partner capital calls, with the remainder of the purchase price funded by capital contributions from partners of Holdings LP. After the date hereof, existing partners of Holdings LP may transfer their interests in Holdings LP to additional partners, in an aggregate amount not to exceed 12% of the purchase price for the Transaction (as defined herein); provided that affiliates of the Reporting Persons will continue to own a substantial majority of the outstanding securities of Holdings LP and in any event, will continue to maintain voting and dispositive control over all of the shares of Common Stock covered by this Schedule 13D. Partners III and Partners III-B originally purchased the shares described herein with capital contributions from its partners.

Item 4. Purpose of Transaction.

Purchase Agreement

On November 3, 2022, Holdings LP and EQT Avatar Parent L.P. (“EQT”) entered into a Purchase Agreement (the “Purchase Agreement”), pursuant to which EQT agreed to sell, and Holdings LP agreed to purchase, 29,954,521 shares of Common Stock for $15.00 per share for an aggregate purchase price of $449,317,815 (the “Transaction”). The closing of the Transaction occurred on December 8, 2022.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is included as Exhibit 2 and is incorporated by reference.

The Reporting Persons acquired the securities reported herein for investment purposes. Subject to the terms of the Letter Agreement (as defined herein), depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Schedule 13D are incorporated herein by reference. The following information is as of the date hereof and the percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 159,672,997 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2022, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2022.

Holdings LP directly holds 29,954,521 shares of Common Stock, or 18.8%, of the outstanding shares of Common Stock of the Issuer, Partners III directly holds 3,559,745 shares of Common Stock, or 2.2% of the outstanding shares of Common Stock of the Issuer, and Partners III-B (together with Partners III, the “Arsenal III Funds” and, together with Holdings LP, the “Arsenal Funds”) directly holds 2,831,569 shares of Common Stock, or 1.8% of the outstanding shares of Common Stock of the Issuer.

Investment III LP is the general partner of each of the Arsenal III Funds. Investment VI LP (together with Investment III LP, the “Investment LPs”) is the general partner of Holdings LP. Each Investment LP is governed by a limited partner committee consisting of Terry M. Mullen and Jeffrey B. Kovach. As such, Terry M. Mullen and Jeffrey B. Kovach have the power to control each Investment LP’s voting and investment decisions and may be deemed to have beneficial ownership of the securities held by the Arsenal Funds.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c) Except as otherwise described in this statement, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Letter Agreement

In connection with the Transaction, the Issuer entered into a letter agreement, dated as of November 3, 2022 (the “Letter Agreement”), with Holdings LP providing that, until the two-year anniversary of the closing of the Transaction, Holdings LP will, subject to certain exceptions, be prohibited from transferring the shares of Common Stock that it will acquire in connection with the closing.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated by reference.

Stockholders Agreement

In connection with the Transaction, the Issuer entered into a Stockholders Agreement, dated as of November 3, 2022 (the “Stockholders Agreement”), with the Arsenal Funds and their respective affiliates (the “Stockholders”). Pursuant to the Stockholders Agreement, the Stockholders have the right, but not the obligation, to nominate to the Board two directors until the latest of: (i) from the closing date of the Transaction until the two-year anniversary thereof, for so long as the Stockholders continue to own 100% of the shares the Stockholders purchased in connection with the Transaction, (ii) after the two-year anniversary of the closing date of the Transaction, for so long as the Stockholders beneficially own at least 12% of the total number of Adjusted Shares Outstanding (as defined in and calculated by the Stockholders Agreement) and (iii) from the closing date of the Transaction until the five-year anniversary thereof, for so long as the Stockholders continue to own 100% of the shares the Stockholders purchased in connection with the Transaction. The Stockholders have the right, but not the obligation, to nominate to the Board one director for so long as the Stockholders beneficially own at least 6%, but less than 12%, of the total number of Adjusted Shares Outstanding (as defined in and calculated by the Stockholders Agreement). In addition, the Stockholders will vote in favor of the Issuer’s slate that is included in its proxy statement for so long as the Stockholders are entitled to designate any Arsenal Director Nominees.

The initial Arsenal Director Nominees are Steve McLean as a Class III director and Dave Spaight as a Class I director.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference.

Registration Rights Agreement

In connection with the Transaction, the Issuer entered into a Registration Rights Agreement, dated as of November 3, 2022 (the “Registration Rights Agreement”), with the Arsenal Funds. The Registration Rights Agreement contains provisions that entitle the Arsenal Funds to certain rights to have their securities registered by the Issuer under the Securities Act. While the Registration Rights Agreement is in effect, the Arsenal Funds are entitled to (i) four “demand” registrations, (ii) one underwritten offering in any consecutive 90-day period and (iii) two underwritten offerings in any consecutive 360-day period, subject in each case to certain limitations. In addition, the Registration Rights Agreement provides that the Issuer will share certain expenses of the Arsenal Funds relating to such registrations and indemnify the Institutional Investors against certain liabilities which may arise under the Securities Act.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of December 16, 2022.

Exhibit 2	Purchase Agreement, dated as of November 3, 2022, by and among Arsenal Saturn Holdings LP and EQT Avatar Parent L.P.

Exhibit 3	Letter Agreement, dated as of November 3, 2022, by and among Certara, Inc. and Arsenal Saturn Holdings LP (incorporated by reference to the Issuer’s Exhibit 10.1 to the Issuer’s Form 8-K filed on November 7, 2022).

Exhibit 4	Stockholders Agreement, dated as of November 3, 2022, by and among Certara, Inc. and the other parties thereto (incorporated by reference to the Issuer’s Exhibit 10.2 to the Issuer’s Form 8-K filed on November 7, 2022).

Exhibit 5	Registration Rights Agreement, dated as of November 3, 2022, by and among Certara, Inc. and the other parties thereto (incorporated by reference to the Issuer’s Exhibit 10.3 to the Issuer’s Form 8-K filed on November 7, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022

ARSENAL CAPITAL PARTNERS III LP

By:	Arsenal Capital Investment III LP
Its:	General Partner

By:	Arsenal Capital Group LLC
Its:	General Partner

By:	/s/ Frank Scrudato
Name:	Frank Scrudato
Title:	Authorized Signatory

ARSENAL CAPITAL PARTNERS III-B LP

By:	Arsenal Capital Investment III LP
Its:	General Partner

By:	Arsenal Capital Group LLC
Its:	General Partner

By:	/s/ Frank Scrudato
Name:	Frank Scrudato
Title:	Authorized Signatory

ARSENAL SATURN HOLDINGS LP

By:	Arsenal Capital Investment VI LP
Its:	General Partner

By:	Arsenal Capital Group VI LLC
Its:	General Partner

By:	/s/ Terry M. Mullen
Name:	Terry M. Mullen
Title:	Managing Director

ARSENAL CAPITAL INVESTMENT VI LP

By:	Arsenal Capital Group VI LLC
Its:	General Partner

By:	/s/ Terry M. Mullen
Name:	Terry M. Mullen
Title:	Managing Director

ARSENAL CAPITAL INVESTMENT III LP

By:	Arsenal Capital Group LLC
Its:	General Partner

By:	/s/ Frank Scrudato
Name:	Frank Scrudato
Title:	Authorized Signatory

/s/ Jeffrey B. Kovach
Jeffrey B. Kovach

/s/ Terry M. Mullen
Terry M. Mullen